# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Where Food Comes From, Inc., CIK 0001360565
CUSIP: 96327X101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 202 6TH STREET, 202 6TH STREET, CASTLE ROCK, Colorado (CO), 80104
Date of event which requires filing of this statement: 12/31/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001354488-16-007290
Filed by CIK 0001563674
Persons authorized to receive notices and communications: Yann Vessely, 2313 Lake Austin Blvd, Suite 209, Austin, TX, Texas (TX), 78703, 512-320-1920

## Reporting persons
- Yorkmont Capital Partners, LP (CIK 0001563674): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 666,302; shared voting power 0; sole dispositive power 666,302; shared dispositive power 0; aggregate amount beneficially owned 666,302 (12.6% of the class)
- Yorkmont Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 666,302; shared voting power 0; sole dispositive power 666,302; shared dispositive power 0; aggregate amount beneficially owned 666,302 (12.6% of the class)
- Rein Graeme P. (CIK 0001674265): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 668,302; shared voting power 0; sole dispositive power 668,302; shared dispositive power 0; aggregate amount beneficially owned 668,302 (12.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Where Food Comes From, Inc.
Address of issuer's principal executive offices: 202 6TH STREET, 202 6TH STREET, CASTLE ROCK, Colorado (CO), 80104
Comment: This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock") of Where Food Comes From, Inc. (the "Issuer"), with its principal executive offices located at 202 6th Street, Suite 400, Castle Rock, CO 80104.

## Item 2. Identity and Background
Name of person filing:
Yorkmont Capital Partners, LP, a Texas limited partnership;
Yorkmont Capital Management, LLC, is a Texas limited liability company; and
Graeme P. Rein (Mr. Rein), is a citizen of the United States of America.
Residence or business address: Yorkmont Capital Partners, LP is a private investment vehicle engaged in the business of investing in securities. Graeme P. Rein is the managing member of Yorkmont Capital Management, LLC, which is the general partner of Yorkmont Capital Partners, LP. The business address and principal executive offices of the each of the Reporting Persons is 2313 Lake Austin Blvd., Suite 202, Austin, TX 78703.
Present principal occupation or employment: Yorkmont Capital Partners, LP is a private investment vehicle engaged in the business of investing in securities. Graeme P. Rein is the managing member of Yorkmont Capital Management, LLC, which is the general partner of Yorkmont Capital Partners, LP. The business address and principal executive offices of the each of the Reporting Persons is 2313 Lake Austin Blvd., Suite 202, Austin, TX 78703.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: US

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares owned by Yorkmont Capital Partners, LP were purchased with working capital. The aggregate purchase price of the 666,302 shares beneficially owned is approximately $4,421,769. The shares owned by Mr. Rein were received as restricted stock grants for service on the Board of Directors.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons originally acquired the Common Stock subject to this Schedule 13D for investment purposes. The Reporting Persons will review their investments in the Common Stock on a continuing basis, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock, and other general market and investment conditions, the Reporting Persons may determine to:
- acquire additional Common Stock through open market purchases or otherwise;
- sell Common Stock through the open market or otherwise; or
- otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of the Company's outstanding shares of Common Stock reported owned by each Reporting Person is based on 5,277,436 shares of Common Stock outstanding at November 1, 2024, as reported by the Company on its Form 10-Q, filed with the United States Securities and Exchange Commission on November 12, 2024.

Yorkmont Capital Partners, LP beneficially owns 666,302 shares of Common Stock, representing 12.63 percent of all the outstanding shares of Common Stock.

Yorkmont Capital Management, LLC beneficially owns 666,302 shares of Common Stock, representing 12.63 percent of all the outstanding shares of Common Stock. Yorkmont Capital Management LLC is the general partner of, and controls, Yorkmont Capital Partners, LP.

Mr. Rein beneficially owns 668,302 shares of Common Stock, representing 12.66 percent of all the outstanding shares of Common Stock. Mr. Rein, as the managing member of Yorkmont Capital Management, LLC, may be deemed to beneficially own the 666,302 shares of Common Stock beneficially owned by Yorkmont Capital Partners, LP.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Yorkmont Capital Partners, LP, Yorkmont Capital Management, LLC and Mr. Rein may be deemed to have sole voting and dispositive power with respect to the 666,302 shares of Common Stock held by Yorkmont Capital Partners, LP.
Transactions in the class effected during the past sixty days: No transactions in the Common Stock have been effected during the past sixty days by Yorkmont Capital Partners, LP.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Rein serves on the Company's Board of Directors.

The relationships between Mr. Rein, Yorkmont Capital Management, LLC, and Yorkmont Capital Partners, LP are described above under Item 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Yorkmont Capital Partners, LP: /s/ Graeme P. Rein, Managing Member (01/03/2025)
- Yorkmont Capital Management, LLC: /s/ Graeme P. Rein, Managing Member (01/03/2025)
- Rein Graeme P.: /s/ Graeme P. Rein, Managing Member (01/03/2025)